October 01, 2019

Britney Schnathorst, Counsel
Principal
711 High Street
Des Moines, IA 50392

RE: Principal National Life Insurance Company ("Principal" or "Company") Variable Life Separate Account ("Registrant");
        Principal Variable Universal Life Income IV ("Policy");
        File Nos.: 811-22589 / 333-233170

Dear Ms. Schnathorst:

        On August 2, 2019, Principal filed on behalf of Registrant an initial registration statement on Form N-6 under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of
1940 ("1940 Act") to register securities in connection with a variable universal life insurance policy, Principal Variable Universal Life Income IV. We have reviewed the filing and have the following comments. 1

General

1. Please confirm that any missing information, including the financial statements and all appendices, exhibits, etc. that may not have been included will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Comments provided on disclosure in one section are applicable to similar disclosure appearing elsewhere in the prospectus.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies.


1
  Capitalized terms have the same meaning as in the registration statement unless otherwise indicated and page numbers refer to the pages of the courtesy copy you transmitted to me via e-mail on August 23, 2019, which you indicated was redlined against the Principal VULI III policy (333-175768), effective December 13, 2011.
 Ms. Britney Schnathorst, Esq.
October 1, 2019
Page 2 of 3

Summary: Benefits and Risks (page 6)

4. Please consider briefly describing each policy rider in the Policy Summary, including any charges for the rider. At a minimum, identify each rider by name and disclose whether a rider is available only at policy issue or thereafter as well.

5. In the paragraph captioned, "Policy Termination (Lapse)," please explain in plain English what triggers the grace period, how long the grace period lasts and more clearly describe what terminates the life insurance coverage.

6. In the "Risks of Underlying Mutual Funds" paragraph, please add disclosure regarding how the Underlying Mutual Funds are chosen by the Company. Please also disclose any relevant conflicts of interest related to the Underlying Mutual Funds. Also, please include a highlighted statement regarding how to obtain a prospectus containing more complete information for each of the Underlying Mutual Funds.

7. As to the Fund of Funds risk, please confirm supplementally to the staff that all material underlying fund risks are disclosed.

Summary: Fee Tables (page 17)

8. In clarifying the disclosure in the footnote regarding the Current Charge for a Representative
Insured, note the following: If a fee is based on personal characteristics (such as age or ratings classification), the minimum and maximum charges that may be imposed for a Contract, and the charges that may be paid by a representative Contractowner should be disclosed.
Item 3, instr.
3(b). A footnote should disclose: That the cost of insurance or other charge varies based on individual characteristics; That the cost of insurance charge or other charge shown in the table may not be representative of the charge that a particular Contractowner will pay; and how the
Contractowner may obtain more information about the particular cost of insurance or other charges that would apply to him or her. Representative insured should be the age or classification with the greatest number (or expected) of outstanding contracts. Item 3, instr. 3(b)(i).

Glossary (page 18)

9. The term Dollar Cost Averaging is defined but the program is referenced in prospectus disclosure only with reference to "DCA" (eg., Fixed DCA Account, DCA Duration). To avoid confusion, consider including the parenthetical DCA abbreviation immediately after the definition of the program.

General Description of the Policy: The Contract (page 28)

10. Please modify the second paragraph to disclose that all material state variations in the Policy have been described in the prospectus and consider adding an introductory paragraph in order to clarify this. Furthermore, if applicable, please indicate where the disclosure discussing state variations may be found in the prospectus.
 Ms. Britney Schnathorst, Esq.
October 1, 2019
Page 3 of 3

Examination Offer (Free-Look Provision) (page 49)

11. Please disclose all state variations to the free look right in the prospectus, rather than referring the policy holder to his/her Policy.

Additional Information and Exhibits (page 122)

12. Exhibits 99.(D12) and (D13), the Aviation Exclusion Rider and the Hazardous Sports
Exclusion Rider, respectively, were filed on EDGAR; however, prospectus disclosure does not discuss these riders. Please add appropriate disclosure or explain supplementally why doing so is not appropriate.

                                       ******************
         Responses to this letter should be made in a letter addressed to me and filed on EDGAR in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.
Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to me and briefly state the basis for your position.
        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.
         In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6763 and scottpa@sec.gov.

                                                               Sincerely,
                                                               /s/ Patrick F.
Scott
                                                               Patrick F. Scott
                                                               Senior Counsel


cc:    William J. Kotapish, Assistant Director
       Sumeera Younis, Branch Chief
       Disclosure Review and Accounting Office